

03011626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 17631

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    COLONIAL SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2 MOTT STREET, 11th FLOOR
                        (No. and Street)

    NEW YORK,   NY   10013
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    DAVID WONG, VICE PRESIDENT   (212) 964-6504
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    WEI WEI & CO., LLP
                (Name — if individual, state last, first, middle name)

    133-10 39th AVENUE, 2nd FLOOR   FLUSHING   NEW YORK   11354
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



AFFIRMATION

I, Yee Yee Wong, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Colonial Securities, Inc. as of and for the year ended December 31, 2002, are true and correct. I further affirm that neither Colonial Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.


Yee Yee Wong _____ /Date


President _____
Title

_____
Notary Public

COLONIAL SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS	PAGE



CERTIFIED PUBLIC ACCOUNTANTS

- **MAIN OFFICE**
  133-10 39ᵀᴴ AVENUE
  FLUSHING, NY 11354
  TEL. (718) 445 6308
  FAX. (718) 445 6309

- **LONG ISLAND**
  183 SOUTH BROADWAY
  SUITE 302
  HICKSVILLE, NY 11801
  TEL. (516) 931 5399
  FAX. (718) 445 6309

- **WASHINGTON, DC**
  606 SEVENTH ST., S.W.
  WASHINGTON, DC 20024
  TEL. (202) 479 0744
  FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Colonial Securities, Inc.

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wei Wei & Co. LLP

February 5, 2003

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	32,955
Receivable from clearing organization		173,760
Loans to stockholders *(Note 4)*		125,519
Prepaid and refundable income taxes *(Note 2)*		31,636
Property and equipment, net of accumulated depreciation and amortization of $287,677 *(Notes 2 and 3)*		28,757
Other assets		42,811
TOTAL ASSETS	$	435,438

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	37,411
Total current liabilities		37,411
COMMITMENTS AND CONTINGENCIES *(Notes 5 and 7)*		-

STOCKHOLDERS' EQUITY:

Common stock, no par value,	
Class A, voting; authorized 500 shares; issued and outstanding 252 shares	58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares	26,460
Additional paid-in capital	98,000
Retained earnings	215,067
Total stockholders' equity	398,027

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	435,438

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:

Commissions	$	1,033,135
Trading income, net		800
Dividends and interest		105,607

TOTAL REVENUES	1,139,542

EXPENSES:

Salary and related expenses	356,168
Commissions	188,124
Clearing charges	241,454
Occupancy costs	96,732
Communications	30,060
Statistical	35,067
Promotional	2,733
Computer services	82,676
Insurance	71,216
Office expenses	33,082
Professional fees	20,190
Travel and entertainment	11,476
Automobile	17,831
Interest	118
Depreciation and amortization	20,246
Other operating expenses	11,036

TOTAL EXPENSES	1,218,209

Loss before income taxes	(78,667)
Income tax refund *(Note 2)*	40,975

NET LOSS	$	(37,692)

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(37,692)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization		20,246
Decrease in receivable from clearing organization		19,916
Increase in prepaid and refundable income taxes		(22,967)
Decrease in other assets		2,114
Increase in accounts payable and accrued expenses		2,774
Net cash (used in) operating activities		(15,609)

CASH FLOWS FROM FINANCING ACTIVITY:

Loans to stockholders		(13,004)
Net cash (used in) financing activity		(13,004)
NET CHANGE IN CASH		(28,613)
CASH AT THE BEGINNING OF YEAR		61,568
CASH AT THE END OF YEAR	$	32,955

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$	118
Cash received from income tax refund	$	18,007

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2001	$ 58,500	$ 26,460	$ 98,000	$ 252,759
Net loss	-	-	-	(37,692)
Balance, December 31, 2002	$ 58,500	$ 26,460	$ 98,000	$ 215,067

See accompanying notes to financial statements.

5

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. **ORGANIZATION**

   Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Securities transactions

   The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

   Property, equipment and depreciation

   Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for both financial reporting and income tax purposes.

   Advertising

   The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $2,733 for the year ended December 31, 2002.

   Income taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At December 31, 2002, deferred tax assets and liabilities were immaterial.

COLONIAL SECURITIES, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company filed amended federal income tax returns for 1997 and 1998 to apply, against taxable income, operating loss carried back from 2001. Income tax refund in the accompanying statement of operations represents both refundable federal income taxes and federal income tax refunds received.

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

3.   PROPERTY AND EQUIPMENT

The useful lives of property and equipment for purposes of computing depreciation are:

Furniture and fixtures	7 years
Office equipment	7 years
Automobiles	5 years
Leasehold improvements	Length of lease 5 years

Depreciation and amortization expense, relating to property and equipment, charged to operations for the year ended December 31, 2002 was $20,246.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

4. LOANS TO STOCKHOLDERS

Loans to stockholders, representing advances to stockholders, are non-interest bearing and due on demand.

5. LEASES

The Company leases its offices under non-cancelable operating leases expiring in various years through 2004. Future minimum rental payments under the leases are approximated as follows:

Year Ending December 31,		Amount
2003	$	99,700
2004		62,100
Thereafter		-
	$	161,800

The leases require the Company to pay, as additional rent, cost of living and real estate escalation adjustments. Rent expense charged to operations for the year ended December 31, 2002 was $96,732.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $195,631, which was $95,631 in excess of its required capital.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

7. **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK**

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL:

Total stockholders' equity	$	398,027
Total capital		398,027
Deductions and/or charges:		
Non-allowable assets		
Receivable from clearing organization, unsecured		
bad debt reserve		1,855
Loans to stockholders		125,519
Property and equipment, net		28,757
Other assets		42,811
		198,942
Net capital before haircuts on securities positions		199,085
Haircuts on securities:		
Money market funds		3,454
NET CAPITAL	$	195,631

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	100,000
Excess net capital	$	95,631
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	191,890

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$	37,411
TOTAL AGGREGATE INDEBTEDNESS	$	37,411
Percentage of aggregate indebtedness to net capital		19.12%

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934 (continued)
DECEMBER 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	162,495
Overstatement in non-allowable assets, other assets		1,600
Understatement in allowable assets, prepaid and refundable income taxes		31,636
Net audit adjustments		(100)
NET CAPITAL PER ABOVE	$	195,631

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).



WEI WEI&CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

- **MAIN OFFICE**
  133-10 39TH AVENUE
  FLUSHING, NY 11354
  TEL. (718) 445 6308
  FAX. (718) 445 6309

- **LONG ISLAND**
  183 SOUTH BROADWAY
  SUITE 302
  HICKSVILLE, NY 11801
  TEL. (516) 931 5399
  FAX. (718) 445 6309

- **WASHINGTON, DC**
  606 SEVENTH ST., S.W.
  WASHINGTON, DC 20024
  TEL. (202) 479 0744
  FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and
Stockholders of
Colonial Securities, Inc.

In planning and performing our audit of the financial statements of Colonial Securities Inc. (the "Company") for the year ended December 31, 2002, on which we issued our report dated February 5, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention to indicate that such conditions had not been complied with during the period. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to



provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wei Wei & Co. LLP

February 5, 2003